Exhibit 77(i)

Terms of New or Amended Securities

At the June 3, 2009 meeting, the Board of Directors of ING Series Fund, Inc. approved renewing the waiver of the service fee payable to ING Funds Distributor, LLC (“IFD”) in an amount of 0.25% of the average daily net assets attributable to Class O shares of ING Money Market Fund.  IFD has agreed to continue to waive that fee for the period from August 1, 2009 through and including August 1, 2010.